EXHIBIT 1.1
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         THE STANDARD                                   22 NOVEMBER 2002 (FRI)



                     ASIASAT ANNOUNCES CHANGES OF DIRECTORS


Asia Satellite Telecommunications Holdings Limited ("the Company") (SEHK:
1135HK, NYSE: SAT) announces that Mr. Vernon Smith resigned as the Director of the Company and Mr. Ko Fai Wong, who is the Deputy General Manager of Shortridge Limited, has been appointed as an alternate director for Messrs. Mi Zengxin, Li Tong Zhou, Ju Weimin and Ding Yu Cheng of the Company with effect from 21st November, 2002.

Hong Kong. 21st November 2002